Mail Stop 3561

April 25, 2006

Mr. David Ficksman
Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, California 90067

> **RE:** **Sorl Auto Parts, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2005**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2005**
> **Form 10-QSB for the Quarterly Period Ended September 30, 2005**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2004**
> **Filed February 9, 2006**
> **Form 10-QSB/A for the Quarterly Period Ended March 31, 2005**
> **Form 10-QSB/A for the Quarterly Period Ended June 30, 2005**
> **Form 10-QSB/A for the Quarterly Period Ended September 30, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 27, 2006**
> **File No. 001-10892**

Dear Mr. Ficksman:

      We have reviewed the responses in your letter dated March 29, 2006 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Proposed Form 10-KSB Amendment No 2 for Fiscal Year Ended December 31, 2004

General

1.   After the cover page of all amended filings, including Forms 10-Q/A, please provide an explanatory note stating the reasons for the amendment.

Item 7. Financial Statements, page 13

General

2.   We have considered your response to comments 1 and 2 from our letter dated February 22, 2006. In your response you state that your operation related to the manufacturing of valves for automotive brake systems ("transferred business") was the main operation of the combined entity prior to the spin-off. This statement appears to be supported by Note 12 of the Ruili Group Corporation China fiscal 2003 and 2002 audited financial statements included in your Form 8-K dated May 10, 2004 which indicates that 100% of your fiscal 2003 and 2002 revenues related to the manufacturing and sale of valve and valve-related products. However, Schedule 1 of your response and Note 12 of the financial statements referenced above indicate that a majority of the trade receivables, short-term bank borrowings, trade payables and other payables and accruals as of December 31, 2003 were non-valve related. Please tell us why this is the case considering that it appears your main operations as of December 31, 2003 were operations related to the manufacturing of valves for automotive brake systems.

Notes to Consolidated Financial Statements, page F-8

Note 1. Organization/Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

3.   We have considered your response to comment 7 from our letter dated February 22, 2006. Please provide additional clarification of the following information in order to assist our understanding of your sales with extended credit terms and your related disclosures:
- The dollar amount of 2005 sales completed pursuant to extended credit terms;
- The dollar amount of accounts receivable as of December 31, 2005 relating to sales subject to extended credit terms. Your response letter indicates that extended credit terms were issued only to customers with a history of prompt payment and who were considered "minimal credit risk." However, on page

34 of your 2005 Form 10-K you disclose that you are "phasing out customers with high credit risks." You further disclose on page 31 of your 2005 Form 10-K that you wrote off $794,000 of uncollectible accounts related to extension of temporary special credit terms to certain customers. The disclosures on pages 31 and 34 of your 2005 Form 10-K appear to be inconsistent with your assertion that customers who received extended credit terms were minimal credit risk. Please explain;

- The dollar amount of notes receivable as of December 31, 2005 relating to sales originally generated subject to extended credit terms. Please also discuss your consideration of an allowance for notes receivable. A discussion of the relative credit risk of the customers to whom the notes were issued would be helpful in this regard. Please specify the terms of the notes;

- The nature of customers for whom sales returns are accepted. Your response letter indicates that you do not accept returns from OEM customers, but your disclosure on page 44 of your 2005 Form 10-K indicates that revenues are net of returns. Your 2004 10-K was silent as to sales returns. Please clarify whether your policy on accepting returns changed between 2004 and 2005;

- The approximate inventory holding period of customers to whom you extend special credit terms. We assume that some or all customers who purchase goods subject to extended payment terms sell inventory purchased from you prior to the due date of the receivable. If so, we do not understand how offering extended credit terms does not result in an in-substance consignment arrangement under SAB Topic 13.A.2 since the effect of the extended credit terms is that the customer does not have all risks of ownership, despite passage of title and lack of rights of return, due to the likelihood of withholding payment until resale of the product to their customer; and

- The amount of sales subject to extended credit terms relating to domestic aftermarket distributors. On page 34 of your 2005 Form 10-K you disclose that aftermarket distributors received extended credit terms. Please clarify whether the statements you make in your response letter regarding extended credit terms granted to OEMs also apply to aftermarket distributors.

Item 8A. Controls and Procedures, page 22

4.   Please revise your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

Consents of Independent Registered Public Accounting Firms

5.   We have considered your response to comment 8 from our letter dated February 22, 2006. Clancy and Co., P.L.L.C. ("Clancy") and Rotenberg and Company, LLP ("Rotenberg"), (collectively referred to as "Auditors") should be consenting to the inclusion of their audit reports with respect to the financial statements rather than consenting to the inclusion of your financial statements. Your Auditors should also clearly state for which registration statements they consent to the incorporation by reference of their audit reports. The Rotenberg consent should include a report date that agrees to the report date per the audit report. Please include the consents as exhibits 23.1 and 23.2.

Form 10-Q/A for the Quarterly Period Ended March 31, 2005

6.   For this Form 10-Q/A and subsequent Forms 10-Q/A please revise to file on Form 10-Q. In this regard we noted that it appears that you are using Form 10-QSB given the fact that Part I, Item 3 is labeled "Controls and Procedures" and you did not include Part I, Item 4.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Consolidated Selected Financial Data, page 24

7.   Given the Company's reverse spin-off from Ruili Group Corporation China ("Ruili") we would expect to see robust disclosure explaining your basis of presentation and the comparability of periods. In this regard it is unclear to us what the balances represent for the years ended December 31, 2003, 2002 and 2001. Based on review of your fiscal 2003 consolidated financial statements included in this filing it would appear that these balances may represent balances of Ruili. Refer to Item 301 of Regulation S-K. Item 301 of Regulation S-K also requires the presentation of income from continuing operations. It appears you have presented the transferred business and non-transferred business as continuing operations in fiscal 2003. Please revise.

Selected Unaudited Quarterly Results of Operations, page 25

8.   Please revise to include gross profit for each quarterly period presented. Refer to Item 302(A)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

9.   Please revise to include a table of contractual obligations. Refer to Item 303(A)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Firm

10.   Rotenberg's report is dated March 9, 2005. We assume that the audit was completed in 2006, not 2005. Please revise.

11.   Audit report(s) must cover all financial statement periods presented. Please revise to include an audit report that covers the consolidated statement of income, changes to stockholders' equity and cash flows for the year ended December 31, 2003.

Consolidated Balance Sheets, page 38

12.   You disclose on page 44 that you offer extended credit terms for up to one year or more. Please quantify the dollar amount of accounts receivable as of December 31, 2005 that relates to sales with credit terms in excess of one year and why you believe that current classification is supportable with reference to ARB 43 Chapter 3A. Please revise your filing, if necessary.

Notes to Consolidated Financial Statements, page 42

General

13.   Please revise to clearly describe your basis for presentation for the fiscal year ended December 31, 2003.

Note 2. Summary of Significant Accounting Policies, page 42

Accounts Receivable and Allowance for Bad Debts, page 44

14.   You disclose that standard credit terms are 90 days; however, page F-14 of draft amendment 2 to your 2004 10-K indicates that standard credit terms are 45-60 days. Since the notes to the financial statements cover multiple reporting periods you should revise the notes to disclose the credit terms in effect as of each balance

sheet date. You should similarly revise your liquidity discussion within MD&A to address the impact of the change in standard credit terms to supplement your discussion of the impact of providing extended credit terms, which is a separate issue. Your liquidity discussion should further describe the sources of financing available to you in the event that receivables continue to increase. While you disclose that you maintain good relationships with local banks, it does not appear that you have a working capital line of credit or other mechanism available to address short-term liquidity needs. Please revise.

Shipping and Handling Costs, page 45

15.   Please revise to disclose the amounts of shipping and handling costs classified as general and administrative expenses for the periods presented. Refer to paragraph 6 of EITF 00-10.

Note 10. Bank Borrowings, page 50

16.   Please explain to us why a non-related party agreed to guarantee $3.35 million of your bank debt.

Note 16. Stock Compensation Plan, page 52

17.   You established a stock compensation plan in October 2005. In fiscal 2005 you issued 49,500 shares valued at $6 per share. Note 2 states that you adopted SFAS 123R as of January 1, 2005. Please revise to disclose all required information per paragraphs 64, A240 and A241 of SFAS 123R. Please include the stock compensation plan as an exhibit as it represents a material contract. Refer to Item 601(B)(10) of Regulation S-K. If you adopted SFAS 123R as of January 1, 2006, please revise the date of adoption.

Item 9A. Controls and Procedures, page 53

18.   Please revise your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

Item 15. Exhibits and Financial Statement Schedules, page 61

19.   On October 19, 2005 you filed a Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and

prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold. If this registration statement was still effective on March 27, 2006 please tell us why you did not obtain and file a consent for the use of the audit report included in your Form 10-K. Please revise or advise. Note that when you revise if another audit report for the consolidated statement of income, changes to stockholders' equity and cash flows for the year ended December 31, 2003 is included in the filing a consent must be filed for this audit report as well.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments and provides any requested information. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, your questions may be directed to me at (202) 551-3843.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief